SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period From          to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares
82 Main Street

Bar Harbor, Maine 04609

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023

*Schedules required by Form 5500 that are not applicable have not been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Bar Harbor Bankshares 401(k) Plan

Bar Harbor, Maine

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Bar Harbor Bankshares 401(k) Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule(s), we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP

We have served as the Plan’s auditor since 2025.

Chicago, Illinois

June 26, 2025

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator, and Plan Participants of

Bar Harbor Bankshares 401(k) Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2023 and the related notes (the financial statements). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Plan's auditor from 2016 to 2024.

Chicago, Illinois

June 25, 2024

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Investments, at fair value	$62,114,885	$54,579,138
Notes receivable from participants	635,601	602,969

Net assets available for benefits	$62,750,486	$55,182,107

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2024

2024
Investment income:
Net appreciation in fair value of investments	$4,370,387
Interest and dividends from investments	2,332,539
Other income	2,807
Total investment income	6,705,733

Interest on notes receivable from participants	40,956

Contributions:
Participants	3,052,264
Company	1,350,260
Rollovers	1,020,932
Total contributions	5,423,456

Total additions	12,170,145

Deductions from net assets attributed to:
Benefits paid directly to participants	(4,523,080)
Administrative expenses	(78,686)
Total deductions	(4,601,766)

Net increase in net assets available for benefits	7,568,379

Net assets available for benefits:
Beginning of year	55,182,107
End of year	$62,750,486

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the “Company” or the “Plan Sponsor”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 18. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective February 1, 2022, the Plan was amended and restated.

(b)	Contributions

Each year, participants may contribute up to 90% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. The Plan also allows after-tax (Roth) deferrals. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, Individual Retirement Accounts, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2024, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional profit sharing contributions were made in 2024.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings, losses, or Plan administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an Individual Retirement Account unless they make a voluntary election for another form of distribution or rollover. Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

(g)	Investment Elections

Each participant shall direct the investment of his or her own individual account and may select from several mutual funds, common collective trust funds, and Company common stock. Each participant has the ability to change his or her investment allocation at any time.

(h)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Participants may carry one loan secured by the balance in their account. Loans are secured by the vested balance in the participant’s account. Loans generally have a fixed rate and bear interest at 1% over the Prime Rate. As of December 31, 2024, loans bear interest at 4.25% to 9.5%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions. Generally, the loan terms may not exceed five years, unless for the purchase of a principal residence, which may permit a longer repayment term.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

(d)	Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the participant compensation is paid. All participant and Company contributions are participant-directed.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Subsequent Events

Plan management has evaluated events occurring after December 31, 2024 and have concluded that there are no events that require recognition or disclosure in the financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(3)	Fair Values of Financial Instruments

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets.

●	Quoted prices for identical or similar assets or liabilities in inactive markets.

●	Inputs other than quoted prices that are observable for the asset or liability.

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Common Collective Trust: The Common Collective Trust is valued at the Net Asset Value (“NAV”) of shares held by the Plan based on the fair value of their underlying assets reported in the fund’s audited financial statements.

Mutual Funds: Mutual funds are valued at quoted market prices, representing the NAV of shares held by the Plan, and are classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

Common Stock: The Bar Harbor Bankshares (BHB) common stock is valued at quoted market prices and is classified as Level 1, as it is actively traded and no valuation adjustments have been applied.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in valuation methodology during the years ended December 31, 2024 or 2023.

	Level 1	Level 2	Level 3	Total
December 31, 2024
Mutual funds	$55,630,182	$—	$—	$55,630,182
Common Stock of BHB	4,457,388	—	—	4,457,388
Investments at fair value	60,087,570	—	—	60,087,570
Common Collective Trust (a)	—	—	—	2,027,315
Total Investments at fair value	$60,087,570	$—	$—	$62,114,885

December 31, 2023
Mutual funds	$48,417,666	$—	$—	$48,417,666
Common Stock of BHB	4,604,109	—	—	4,604,109
Investments at fair value	53,021,775	—	—	53,021,775
Common Collective Trust (a)	—	—	—	1,557,363
Total Investments at fair value	$53,021,775	$—	$—	$54,579,138

There were no transfers between levels during 2024 or 2023.

(a)	The investment measured at fair value using the NAV per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2024 and 2023.

Fair Value Estimated Using NAV per Share

December 31, 2024

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trust:
Vanguard Retirement Savings Trust III	$2,027,315	$—	Daily	N/A

Fair Value Estimated Using NAV per Share

December 31, 2023

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trust:
Vanguard Retirement Savings Trust III	$1,557,363	$—	Daily	N/A

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2024 and 2023

(4)	Income Tax Status

The Plan is based on a preapproved plan. The Internal Revenue Service (“IRS”) informed the current Trustee, Vanguard Group, in an opinion letter dated June 30, 2020, that the form of the plan is acceptable under the requirements of the Internal Revenue Code (“IRC”). An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidence that the Plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

(5)	Related Party and Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (see Note 3). The Plan held 145,762 and 156,816 shares of BHB’s common stock as of December 31, 2024 and 2023, respectively, with fair values of $4,457,388 and $4,604,109 respectively. During the year ended December 31, 2024, the Plan had purchases of $179,779, sales of $693,158 and recognized net appreciation in fair value of investments of $135,759 on BHB common stock. Dividend income on Company stock earned during the year ended December 31, 2024 was $176,974. The decision to invest in Company stock is voluntary on the part of the participants. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Certain Plan investments are shares of various mutual funds and a common trust fund managed by the Plan’s trustee and, therefore, these transactions qualify as party-in-interest transactions. Participant loan distributions and repayments are also considered party-in-interest transactions.

BAR HARBOR BANKSHARES 401(k) PLAN

EIN: 01-0393663

Plan Number: 002

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2024

		(c) Name of investment, number
(a)	(b) Identity of Issuer, borrower,	of shares, maturity date for cash account and		(e) Current
	lessor, or similar party	rate of interest	(d) Cost	Value
	Black Rock	Inflation Protection Bond; 752.492 shares	**	$7,111
	Eaton Vance	Floating Rate; 1,658.519 shares	**	13,915
	Fidelity	OTC Portfolio; 48,424.448 shares	**	1,039,673
	Goldman Sachs	GQG Partners International Opportunities; 28,081.513 shares	**	548,994
	Lord Abbett	Short Duration Income; 301,902.202 shares	**	1,165,343
	Morgan Stanley	Institutional Fund Inc.; 833.711 shares	**	46,730
	Northern World	Selection Index; 6.967 shares	**	158
	PIMCO	Real Return; 7,913.620 shares	**	78,899
*	Vanguard	Developed Markets Index; 52,827.538 shares	**	811,431
*	Vanguard	Federal Money Market; 7,917.80 shares	**	7,918
*	Vanguard	Global Equity; 70,653.891 shares	**	2,511,039
*	Vanguard	High-Yield Corporate; 7,213.917 shares	**	39,100
*	Vanguard	Institutional Index; 14,142.879 shares	**	6,773,025
*	Vanguard	International Growth; 10,192.708 shares	**	1,035,273
*	Vanguard	Mid-Cap Index; 5,819.959 shares	**	1,902,370
*	Vanguard	Real Estate Index; 239.913 shares	**	30,303
*	Vanguard	Small-Cap Index; 16,906.334 shares	**	1,946,933
*	Vanguard	Target Retirement 2020; 61,711.987 shares	**	1,634,133
*	Vanguard	Target Retirement 2025; 215,439.541 shares	**	4,026,565
*	Vanguard	Target Retirement 2030; 302,769.725 shares	**	11,468,917
*	Vanguard	Target Retirement 2035; 264,139.918 shares	**	6,334,075
*	Vanguard	Target Retirement 2040; 79,630.479 shares	**	3,441,629
*	Vanguard	Target Retirement 2045; 105,093.934 shares	**	3,118,137
*	Vanguard	Target Retirement 2050; 65,074.261 shares	**	3,243,301
*	Vanguard	Target Retirement 2055; 24,220.172 shares	**	1,346,884
*	Vanguard	Target Retirement 2060; 7,816.414 shares	**	400,591
*	Vanguard	Target Retirement 2065; 5,288.725 shares	**	177,807
*	Vanguard	Target Retirement 2070; 1,723.459 shares	**	45,982
*	Vanguard	Target Retirement Inc.; 108,327.298 shares	**	1,419,088
*	Vanguard	Total Bond Market Index;107,052.573 shares	**	1,014,858
*	Vanguard	Retirement Savings Trust III	**	2,027,315
*	Bar Harbor Bankshares	Company Stock; 439,584.653 shares	**	4,457,388
*	Participant Loans	Due through, November 2033 Interest rate – 4.25% - 9.5%	N/A	635,601
				$62,750,486

*   Party-in-interest

** Per ERISA guidelines, the cost of participant directed funds is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Crowe LLP
23.2	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:	/s/Alison DiPaola	Date: June 26, 2025
Alison DiPaola
Plan Administrator